FOR IMMEDIATE RELEASE

Bio Blast Pharma Announces Initiation of its Canadian OPMD Clinical Study Center at McGill University, Montreal

TEL AVIV, Israel, September 22, 2014 – Bio Blast Pharma Ltd (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today it has received Health Canada approval to begin enrolling patients at the Montreal Neurological Institute at McGill University for its HOPEMD Phase 2/3 study investigating Cabaletta in patients with Occulopharyngeal Muscular Dystrophy (OPMD). Professor Bernard Brais, co-director of the neuromuscular group of the Montreal Neurological Institute and Hospital, is the principal investigator of the study in Canada.

Study initiation and investigator conferences were conducted at the Montreal Neurological Institute and Hospital on September 19th. Investigators and key opinion leaders from Europe, Canada, the United States and Israel participated.

The HOPEMD study is a Phase 2/3 multicenter study testing the safety, tolerability and efficacy of Cabaletta in patients suffering from OPMD. The study will be conducted across three centers in Israel, Canada and the US where the main clusters of patients reside. The center in Israel is already enrolling patients and published initial positive safety results last week.

“We are honored to be working with the world’s leading researchers of OPMD to find a treatment for an incurable disease that affects the lives of thousands of patients worldwide,” stated Dr. Dalia Megiddo, Chief Executive Officer of Bio Blast Pharma. “Initiation of the Canadian center of the HOPEMD study is an important milestone in our clinical development program for OPMD. The Montreal Neurological institute, as well as our Canadian collaborators, Professor Guy Rouleau, Director of the Montreal Neurological Institute, Professor Bernard Brais, co-director of the neuromuscular group of the Montreal Neurological Institute, and Professor Emeritus Jean Pierre Bouchard from Université Laval, Quebec, have been at the forefront of OPMD research for many years. We are thrilled and appreciative of their active interest and participation in our program.”

About Montreal Neurological Institute and Hospital

The Montreal Neurological Institute and Hospital is an academic medical Centre dedicated to neuroscience research, training and clinical care. The institute is part of McGill University and the hospital is one of the six teaching hospitals of the McGill University Health Centre.

About Cabaletta

Cabaletta is chemical chaperone that protects against pathological processes in cells. It has been shown to reduce pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Cabaletta has been documented as demonstrating significant efficacy in preclinical animal models of OPMD and other PolyA/PolyQ diseases.

About OPMD

OPMD is an inherited myopathy characterized by dysphagia (difficulty in swallowing) and the loss of muscular strength and weakness in multiple parts of the body. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. These last two are often the cause of death. The disease is caused by genetic mutation responsible for the creation of a mutant unstable protein (PABPN1) that aggregates within patient’s cell.

About Bio Blast Pharma

Bio Blast Pharma is a publicly traded, clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases.

Founded in 2012, the company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases.

The Bio Blast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward-looking statements when we discuss our HOPMED study, when we discuss our efforts to develop a treatment for OPMD, or that our platforms potentially offer solutions for several genetic diseases. Because such statements deal with future events and are based on Bio Blast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma's registration statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") and in any subsequent filings with the SEC. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research and clinical and preclinical trials results. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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Zoe Shafir	Michael Rice
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